Exhibit 99.1

Press Release

MakeMyTrip Limited Announces $330 Million Equity Financing

Gurgaon, India and New York, 2 May 2017 – MakeMyTrip Limited (Nasdaq: MMYT) (“MakeMyTrip” or “Company”), India’s leading online travel company, today announced that it has entered into definitive share purchase agreements for a placement of its ordinary shares, which is expected to generate gross proceeds to the Company of $165 million (the “Placement”). Under the terms of the share purchase agreements for the Placement, the Company will issue 4,583,334 ordinary shares in the aggregate to investors at a price of $36 per ordinary share. Morgan Stanley India Company Private Limited is acting as the sole placement agent in connection with this Placement.

Simultaneously with the Placement, MakeMyTrip also entered into share purchase agreements with (i) Ctrip.com International, Ltd. (Nasdaq: CTRP) (“Ctrip”) for the issuance of its ordinary shares to Ctrip and (ii) MIH Internet SEA Pte. Ltd., a subsidiary of Naspers Limited (JSE: NPN) (“MIH”), for the issuance of the Company’s Class B convertible ordinary shares (“Class B Shares”) to MIH, which transactions will generate an additional $165 million of gross proceeds to the Company. Under the Company’s share purchase agreement (i) with Ctrip, the Company will issue 916,666 ordinary shares to Ctrip at a price of $36 per ordinary share and (ii) with MIH, the Company will issue 3,666,667 Class B Shares to MIH at a price of $36 per Class B Share. The Class B Shares issued to MIH will be convertible into ordinary shares of the Company on a one-to-one basis.

The Placement and the transactions with Ctrip and MIH are expected to generate total gross proceeds of $330 million. The Company expects the closing of Placement and the transactions with Ctrip and MIH to occur on or around 5 May 2017. Proceeds from the transactions will be used to fund business expansion, strategic investments, technology and product development, marketing and promotions, working capital and general corporate purposes.

The foregoing securities to be issued and sold have not been registered under the Securities Act of 1933, as amended, or state securities laws, and may not be offered or sold in the United States absent registration with the Securities and Exchange Commission (“SEC”) or an applicable exemption from such registration requirements. MakeMyTrip has agreed to file a registration statement with the SEC covering the resale of the foregoing securities, except those sold to Ctrip and MIH, which are subject to the registration rights granted to MIH and Ctrip pursuant to a Registration Rights Agreement dated October 18, 2016.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

About MakeMyTrip

MakeMyTrip Limited is India’s largest online travel company. We own and operate well recognized online brands, including MakeMyTrip.com, goibibo.com, RightStay.com and redbus.in. Our comprehensive products and services allow customers to research, plan and book a wide range of travel services and products in India as well as overseas. Our services and products include air ticketing, hotel and alternative accommodations bookings, holiday planning and packaging, rail ticketing, intercity bus ticketing, car hire and ancillary travel requirements such as facilitating access to third-party travel insurance and visa processing.

We provide our customers with access to all major domestic full-service and low-cost airlines operating in India and all major airlines operating to and from India, over 40,000 hotels, 13,500 alternative accommodation properties in India and more than 240,000 hotels and properties outside India, Indian Railways and all major Indian bus operators.

Special Note Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, as amended. These forward-looking statements include, but are not limited to, (i) statements relating to the Company’s expectations of the closing and issuance of the securities described above and the proceeds resulting therefrom; (ii) other statements contained in this communication that are not historical facts; and (iii) other statements identified by words such as “expects,” “will,” and words of similar meaning or similar references to future periods.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, forward-looking statements are based only on current beliefs, assumptions, and expectations regarding the future of MakeMyTrip’s business and the proposed sale and issuance of securities. Because forward-looking statements relate to the future, they are inherently subject to significant business, economic and competitive uncertainties, risks, and contingencies, many of which are beyond our control and are difficult to predict. Therefore, readers of this communication are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

Various factors, including market conditions and the satisfaction of customary closing conditions under the share purchase agreement described above, could cause actual results to differ materially from those expressed or implied in the forward-looking statements. Additional information concerning these and other important factors can be found within MakeMyTrip’s filings with the SEC, which discuss important risk factors that could contribute to such differences or otherwise affect our business, results of operations and financial condition. Statements in this communication should be evaluated in light of these important factors. The forward-looking statements in this communication speak only as of the date they are made. Except for the ongoing obligations of MakeMyTrip to disclose material information in accordance with law, MakeMyTrip does not undertake any obligation to, and expressly disclaims any such obligation to, update or alter any forward-looking statement to reflect new information, circumstances or events that occur after the date such forward-looking statement is made unless required by law.

For more details, please contact:

Jonathan Huang

Vice President - Investor Relations

MakeMyTrip Limited

+1 (917) 769-2027

Jonathan.Huang@makemytrip.com